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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                        D & K HEALTHCARE RESOURCES, INC.
                            (Name of Subject Company)
                        D & K HEALTHCARE RESOURCES, INC.
                       (Names of Persons Filing Statement)
                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                    232861104
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                      (CUSIP Number of Class of Securities)


                             J. Hord Armstrong, III
          Chairman of the Board, Chief Executive Officer and Treasurer
                        D & K Healthcare Resources, Inc.
                             8235 Forsyth Boulevard
                            St. Louis, Missouri 63105


                                 (314) 727-3485
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                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                     behalf of the persons filing statement)



                                 with copies to:

                            John L. Gillis, Jr., Esq.
                             David W. Braswell, Esq.
                             Armstrong Teasdale LLP
                       One Metropolitan Square, Suite 2600
                         St. Louis, Missouri 63102-2740


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         On July 11, 2005, McKesson Corporation ("McKesson") and D & K
Healthcare Resources, Inc. (the "Company") each issued a press release announcing that McKesson and its wholly owned subsidiary, Spirit Acquisition Corporation ("Merger Sub") and the Company had entered into an Agreement and Plan of Merger, dated July 8, 2005 (the "Merger Agreement"), pursuant to which Merger Sub will acquire all of the Company's common stock, par value $0.01 per share, through an all-cash tender offer. A copy of the press release is included as Exhibit (a)(1) hereto.

         At the commencement of the tender offer, the Company will file with the Securities and Exchange Commission a solicitation/recommendation statement in response to that tender offer on Schedule 14D-9. Those documents will contain important information and stockholders of the Company are advised to carefully read those documents when they become available before making any decision with respect to the tender offer.


ITEM 9 EXHIBITS.

         The following exhibit is filed with this statement:

EXHIBIT NO.             DESCRIPTION
-----------             -----------

(a)(1)                  Press Release dated July 11, 2005.




                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Thomas S. Hilton
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(Signature)


Thomas S. Hilton, Senior Vice-President and Chief Financial Officer
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(Name and title)


July 12, 2005
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(Date)


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